February 5, 2013

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Ms. Sweat

Re:

Rangeford Resources, Inc.

Correspondence Letter for Current Report on Form 8-K/A

File No. 0000-54306

Filed on: January 31, 2013

Dear Ms. Sweat:

This letter is provided in response to a telephone conversation between you and our outside securities counsel, Hunter Taubman & Weiss, LLP on February 5, 2013 (the "Conversation").  During such Conversation, you informed our counsel that the correspondence letter we filed on January 31, 2013 (the "Original Letter") regarding the Current Report on Form 8-K/A that we filed on January 31, 2013 must be on our letterhead, signed by us and include the representations referenced in your letter to us dated January 16, 2013.  We have not modified or revised any of the responses included in the Original Letter, but include them again herein for your convenience.

1.

Please revise your filing to disclose, if true, that the decision to change independent accountants was approved by your board of directors.

Response:

Pursuant to your comment, we revised our disclosure to state that the decision to change independent accountants was approved by our board of directors.

2.

Please revise your filing to clearly disclose whether there were any disagreements with your former independent accountant through the date on which they resigned.

Response:

Pursuant to your comment, we revised our disclosure to clearly state that there were no disagreements with our former independent accountant through the date on which they resigned.

3.

Please file a letter from your former independent accountant as an Exhibit 16 to your amended Form 8-K.  This letter should reflect their agreement or disagreement with the disclosures in your amended filings.

Response:

Pursuant to your comment, we filed a letter from our former independent accountant as an Exhibit 16 to our amended Form 8-K to reflect their agreement with the disclosures in our amended filings

We hereby acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the 8-K or this letter.

Very truly yours,

RANGEFORD RESOURCES, INC.

/s/ Steven R. Henson

Steven R. Henson

President and Chairman of the Board of Directors

cc: Mr. Taubman

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